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                                                                    May 16, 1997

Dear Fellow Shareholders:

    I am pleased to inform you that the Company has signed a merger agreement with CTS Corporation under which a subsidiary of CTS has commenced a tender offer to purchase up to 49.9% of the outstanding Company shares at $55 per share in cash. The tender offer will be followed by a merger of the Company into such subsidiary in which each remaining Company share will be converted into the right to receive 0.88 CTS shares.

    AFTER CAREFUL CONSIDERATION, YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE TENDER OFFER AND THE MERGER AND DETERMINED THAT THE TENDER OFFER AND MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THOSE SHAREHOLDERS WHO WISH TO RECEIVE CASH FOR THEIR SHARES ACCEPT THE CTS OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    In arriving at its determination and recommendation, the Board gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9, including the opinion of Wasserstein Perella & Co., Inc., the Company's financial advisor, that the consideration to be received by the Company's shareholders in the tender offer and the merger, taken together, is fair to the Company's shareholders from a financial point of view.

    Additional information with respect to the Board's decision is contained in the enclosed Schedule 14D-9, and we urge you to consider this information carefully.

    Your Board of Directors and I greatly appreciate your continued support and encouragement.

                                          Sincerely,

                                          Andrew Lozyniak

                                          Chairman of the Board and President